SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549

                                SCHEDULE 13D
                               (RULE 13d-101)

          INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
  TO RULE 13D-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13D-2(a)

                             (AMENDMENT NO. 1)*


                     CONVERGENCE COMMUNICATIONS, INC.
-----------------------------------------------------------------------------
                              (Name of Issuer)

                 Common Stock, par value $0.001 per share
-----------------------------------------------------------------------------
                       (Title of Class of Securities)

                                    None
                              ----------------
                               (CUSIP Number)


                          Michael E. Cahill, Esq.
                    Managing Director & General Counsel
                            The TCW Group, Inc.
                    865 South Figueroa Street, Ste. 1800
                       Los Angeles, California 90017
                               (213) 244-0000
-----------------------------------------------------------------------------
          (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                             November 16, 1999
-----------------------------------------------------------------------------
          (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. |_|

NOTE: schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                       (Continued on following pages)
                            (Page 1 of 28 Pages)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page. The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                                SCHEDULE 13D

CUSIP NO.  NONE
-----------------------------------------------------------------------------
1          NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           THE TCW GROUP, INC.
-----------------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a)  |_|
                                                                     (b)  |X|
-----------------------------------------------------------------------------
3          SEC USE ONLY

-----------------------------------------------------------------------------
4          SOURCE OF FUNDS*

           Not Applicable
-----------------------------------------------------------------------------
5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS 2(d) OR 2(e)                              |_|
-----------------------------------------------------------------------------
6          CITIZENSHIP OR PLACE OF ORGANIZATION

           Nevada
-----------------------------------------------------------------------------
                    7       SOLE VOTING POWER

   NUMBER OF        ---------------------------------------------------------
    SHARES          8       SHARED VOTING POWER
      BY                          4,666,666
     EACH           ---------------------------------------------------------
  REPORTING         9       SOLE DISPOSITIVE POWER
   PERSON
    WITH            ---------------------------------------------------------
                    10     SHARED DISPOSITIVE POWER
                                  4,666,666
-----------------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                 4,666,666 (See Item 5)
-----------------------------------------------------------------------------
12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES*                                      |X|
-----------------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                 28.45%   (See Item 5)
-----------------------------------------------------------------------------
14         TYPE OF REPORTING PERSON*

               HC, CO
-----------------------------------------------------------------------------
                   *SEE INSTRUCTIONS BEFORE FILLING OUT!




                                SCHEDULE 13D

CUSIP NO.  NONE
-----------------------------------------------------------------------------
1          NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           ROBERT A. DAY
-----------------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*     (a)  |_|
                                                                 (b)  |X|
-----------------------------------------------------------------------------
3          SEC USE ONLY

-----------------------------------------------------------------------------
4          SOURCE OF FUNDS*

           Not applicable
-----------------------------------------------------------------------------
5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS 2(d) OR 2(e)                               |_|
-----------------------------------------------------------------------------
6          CITIZENSHIP OR PLACE OF ORGANIZATION

           UNITED STATES
-----------------------------------------------------------------------------
                    7       SOLE VOTING POWER

   NUMBER OF        ---------------------------------------------------------
    SHARES          8       SHARED VOTING POWER
      BY                        4,666,666
     EACH           ---------------------------------------------------------
  REPORTING         9       SOLE DISPOSITIVE POWER
   PERSON
    WITH            ---------------------------------------------------------
                    10     SHARED DISPOSITIVE POWER
                              4,666,666
-----------------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               4,666,666 (See Item 5)
-----------------------------------------------------------------------------
12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES*                                           |X|
-----------------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               28.45% (See Item 5)
-----------------------------------------------------------------------------
14         TYPE OF REPORTING PERSON*

           IN, HC
-----------------------------------------------------------------------------
                   *SEE INSTRUCTIONS BEFORE FILLING OUT!





                                SCHEDULE 13D

CUSIP NO.  NONE
-----------------------------------------------------------------------------
1          NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           TCW INVESTMENT MANAGEMENT COMPANY
-----------------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a)  |_|
                                                                   (b)  |X|
-----------------------------------------------------------------------------
3          SEC USE ONLY

-----------------------------------------------------------------------------
4          SOURCE OF FUNDS*

           Not Applicable
-----------------------------------------------------------------------------
5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT ITEMS 2(d) OR 2(e)                                 |_|
-----------------------------------------------------------------------------
6          CITIZENSHIP OR PLACE OF ORGANIZATION

           CALIFORNIA
-----------------------------------------------------------------------------
                    7       SOLE VOTING POWER

   NUMBER OF        ---------------------------------------------------------
    SHARES          8       SHARED VOTING POWER
      BY                       4,666,666
     EACH           ---------------------------------------------------------
  REPORTING         9       SOLE DISPOSITIVE POWER
   PERSON
    WITH            ---------------------------------------------------------
                    10     SHARED DISPOSITIVE POWER
                              4,666,666
-----------------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              4,666,666 (See Item 5)
-----------------------------------------------------------------------------
12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES*                                                       |X|
-----------------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              28.45%   (See Item 5)
-----------------------------------------------------------------------------
14         TYPE OF REPORTING PERSON*

             HC, CO, IA
-----------------------------------------------------------------------------
                   *SEE INSTRUCTIONS BEFORE FILLING OUT!




                                SCHEDULE 13D

CUSIP NO.  NONE
-----------------------------------------------------------------------------
1          NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           TCW ADVISORS, INC.
-----------------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a)  |_|
                                                                   (b)  |X|
-----------------------------------------------------------------------------
3          SEC USE ONLY

-----------------------------------------------------------------------------
4          SOURCE OF FUNDS*

           Not Applicable
-----------------------------------------------------------------------------
5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS 2(d) OR 2(e)                              |_|
-----------------------------------------------------------------------------
6          CITIZENSHIP OR PLACE OF ORGANIZATION

           NEW YORK
-----------------------------------------------------------------------------
                    7       SOLE VOTING POWER

   NUMBER OF        ---------------------------------------------------------
    SHARES          8       SHARED VOTING POWER
      BY                        4,666,666
     EACH           ---------------------------------------------------------
  REPORTING         9       SOLE DISPOSITIVE POWER
   PERSON
    WITH            ---------------------------------------------------------
                    10      SHARED DISPOSITIVE POWER
                               4,666,666
-----------------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               4,666,666 (See Item 5)
-----------------------------------------------------------------------------
12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES*                                                       |X|
-----------------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            28.45%   (See Item 5)
-----------------------------------------------------------------------------
14         TYPE OF REPORTING PERSON*

            HC, CO, IA
-----------------------------------------------------------------------------
                   *SEE INSTRUCTIONS BEFORE FILLING OUT!




                                SCHEDULE 13D

CUSIP NO.  NONE
-----------------------------------------------------------------------------
1          NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           TCW PRIVATE EQUITY HOLDINGS CORP.
-----------------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a)  |_|
                                                                   (b)  |X|
-----------------------------------------------------------------------------
3          SEC USE ONLY

-----------------------------------------------------------------------------
4          SOURCE OF FUNDS*

           WC
-----------------------------------------------------------------------------
5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS 2(d) OR 2(e)                            |_|
-----------------------------------------------------------------------------
6          CITIZENSHIP OR PLACE OF ORGANIZATION

           NEW YORK
-----------------------------------------------------------------------------
                    7       SOLE VOTING POWER

   NUMBER OF        ---------------------------------------------------------
    SHARES          8       SHARED VOTING POWER
      BY                         4,666,666
     EACH           ---------------------------------------------------------
  REPORTING         9       SOLE DISPOSITIVE POWER
   PERSON
    WITH            ---------------------------------------------------------
                    10      SHARED DISPOSITIVE POWER
                               4,666,666
-----------------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              4,666,666 (See Item 5)
-----------------------------------------------------------------------------
12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES*                                                 |X|
-----------------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               28.45%   (See Item 5)
-----------------------------------------------------------------------------
14         TYPE OF REPORTING PERSON*

             HC, CO
-----------------------------------------------------------------------------
                   *SEE INSTRUCTIONS BEFORE FILLING OUT!



                                SCHEDULE 13D

CUSIP NO.  NONE
-----------------------------------------------------------------------------
1          NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           BAEZA & CO., L.L.C.
-----------------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a)  |_|
                                                                   (b)  |X|
-----------------------------------------------------------------------------
3          SEC USE ONLY

-----------------------------------------------------------------------------
4          SOURCE OF FUNDS*

           Not Applicable
-----------------------------------------------------------------------------
5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS 2(d) OR 2(e)                             |_|
-----------------------------------------------------------------------------
6          CITIZENSHIP OR PLACE OF ORGANIZATION

-----------------------------------------------------------------------------
                    7       SOLE VOTING POWER

   NUMBER OF        ---------------------------------------------------------
    SHARES          8       SHARED VOTING POWER
      BY                        4,666,666
     EACH           ---------------------------------------------------------
  REPORTING         9       SOLE DISPOSITIVE POWER
   PERSON
    WITH            ---------------------------------------------------------
                    10      SHARED DISPOSITIVE POWER
                                4,666,666
-----------------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               4,666,666   (See Item 5)
-----------------------------------------------------------------------------
12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES*                                             |X|
-----------------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              28.45%   (See Item 5)
-----------------------------------------------------------------------------
14         TYPE OF REPORTING PERSON*

             OO
-----------------------------------------------------------------------------
                   *SEE INSTRUCTIONS BEFORE FILLING OUT!




                                SCHEDULE 13D

CUSIP NO.  NONE
-----------------------------------------------------------------------------
1          NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           MARIO L. BAEZA
-----------------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a)  |_|
                                                                  (b)  |X|
-----------------------------------------------------------------------------
3          SEC USE ONLY

-----------------------------------------------------------------------------
4          SOURCE OF FUNDS*

           Not Applicable
-----------------------------------------------------------------------------
5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS 2(d) OR 2(e)                               |_|
-----------------------------------------------------------------------------
6          CITIZENSHIP OR PLACE OF ORGANIZATION

           UNITED STATES
-----------------------------------------------------------------------------
                    7       SOLE VOTING POWER

   NUMBER OF        ---------------------------------------------------------
    SHARES          8       SHARED VOTING POWER
      BY                        4,666,666
     EACH           ---------------------------------------------------------
  REPORTING         9       SOLE DISPOSITIVE POWER
   PERSON
    WITH            ---------------------------------------------------------
                    10      SHARED DISPOSITIVE POWER
                              4,666,666
-----------------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               4,666,666 (See Item 5)
-----------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES*                                                    |X|
-----------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              28.45% (See Item 5)
-----------------------------------------------------------------------------
14         TYPE OF REPORTING PERSON*

             IN
-----------------------------------------------------------------------------
                   *SEE INSTRUCTIONS BEFORE FILLING OUT!




                                SCHEDULE 13D

CUSIP NO.  NONE
-----------------------------------------------------------------------------
1          NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           TCW/LATIN AMERICA MANAGEMENT PARTNERS, LLC
-----------------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a)  |_|
                                                                  (b)  |X|
-----------------------------------------------------------------------------
3          SEC USE ONLY

-----------------------------------------------------------------------------
4          SOURCE OF FUNDS*

           AF
-----------------------------------------------------------------------------
5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS 2(d) OR 2(e)                           |_|
-----------------------------------------------------------------------------
6          CITIZENSHIP OR PLACE OF ORGANIZATION

           DELAWARE
-----------------------------------------------------------------------------
                    7       SOLE VOTING POWER

   NUMBER OF        ---------------------------------------------------------
    SHARES          8       SHARED VOTING POWER
      BY                        4,666,666
     EACH           ---------------------------------------------------------
  REPORTING         9       SOLE DISPOSITIVE POWER
   PERSON
    WITH            ---------------------------------------------------------
                    10      SHARED DISPOSITIVE POWER
                               4,666,666
-----------------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              4,666,666 (See Item 5)
-----------------------------------------------------------------------------
12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES*                                                      |X|
-----------------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               28.45%   (See Item 5)
-----------------------------------------------------------------------------
14         TYPE OF REPORTING PERSON*

             OO
-----------------------------------------------------------------------------
                   *SEE INSTRUCTIONS BEFORE FILLING OUT!




                                SCHEDULE 13D

CUSIP NO.  NONE
-----------------------------------------------------------------------------
1          NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           TCW/LATIN AMERICA PRIVATE EQUITY PARTNERS, L.P.
-----------------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a)  |_|
                                                                  (b)  |X|
-----------------------------------------------------------------------------
3          SEC USE ONLY

-----------------------------------------------------------------------------
4          SOURCE OF FUNDS*

           OO, AF
-----------------------------------------------------------------------------
5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS 2(d) OR 2(e)                             |_|
-----------------------------------------------------------------------------
6          CITIZENSHIP OR PLACE OF ORGANIZATION

           DELAWARE
-----------------------------------------------------------------------------
                    7      SOLE VOTING POWER

   NUMBER OF        ---------------------------------------------------------
    SHARES          8      SHARED VOTING POWER
      BY                        4,666,666
     EACH           ---------------------------------------------------------
  REPORTING         9      SOLE DISPOSITIVE POWER
   PERSON
    WITH            ---------------------------------------------------------
                    10     SHARED DISPOSITIVE POWER
                               4,666,666
-----------------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               4,666,666   (See Item 5)
-----------------------------------------------------------------------------
12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES*                                          |X|
-----------------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              28.45%   (See Item 5)
-----------------------------------------------------------------------------
14         TYPE OF REPORTING PERSON*

               PN
-----------------------------------------------------------------------------
                   *SEE INSTRUCTIONS BEFORE FILLING OUT!




                                SCHEDULE 13D

CUSIP NO.  NONE
-----------------------------------------------------------------------------
1          NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            TCW/LATIN AMERICA PARTNERS, LLC
-----------------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a) | |
                                                                    (b) |X|
-----------------------------------------------------------------------------
3          SEC USE ONLY

-----------------------------------------------------------------------------
4          SOURCE OF FUNDS*

           AF
-----------------------------------------------------------------------------
5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS 2(d) OR 2(e)                           |_|
-----------------------------------------------------------------------------
6          CITIZENSHIP OR PLACE OF ORGANIZATION

           DELAWARE
-----------------------------------------------------------------------------
                    7      SOLE VOTING POWER

   NUMBER OF        ---------------------------------------------------------
    SHARES          8      SHARED VOTING POWER
      BY                       4,666,666
     EACH           ---------------------------------------------------------
  REPORTING         9      SOLE DISPOSITIVE POWER
   PERSON
    WITH            ---------------------------------------------------------
                    10     SHARED DISPOSITIVE POWER
                               4,666,666
-----------------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              4,666,666  (See Item 5)
-----------------------------------------------------------------------------
12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES*                                   |X|
-----------------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               28.45%  (See Item 5)
-----------------------------------------------------------------------------
14         TYPE OF REPORTING PERSON*

           00
-----------------------------------------------------------------------------
                   *SEE INSTRUCTIONS BEFORE FILLING OUT!




                                SCHEDULE 13D

CUSIP NO.  NONE
-----------------------------------------------------------------------------
1          NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           TCW/CCI HOLDING LLC
-----------------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) | |
                                                                     (b) |X|
-----------------------------------------------------------------------------
3          SEC USE ONLY

-----------------------------------------------------------------------------
4          SOURCE OF FUNDS*

           AF
-----------------------------------------------------------------------------
5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS 2(d) OR 2(e)                           |_|
-----------------------------------------------------------------------------
6          CITIZENSHIP OR PLACE OF ORGANIZATION

           DELAWARE
-----------------------------------------------------------------------------
                    7      SOLE VOTING POWER

   NUMBER OF        ---------------------------------------------------------
    SHARES          8      SHARED VOTING POWER
      BY                      4,666,666
     EACH           ---------------------------------------------------------
  REPORTING         9      SOLE DISPOSITIVE POWER
   PERSON
    WITH            ---------------------------------------------------------
                    10     SHARED DISPOSITIVE POWER
                                    4,666,666
-----------------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                4,666,666   (See Item 5)
-----------------------------------------------------------------------------
12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES*                                                  |X|
-----------------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                28.45%     (See Item 5)
-----------------------------------------------------------------------------
14         TYPE OF REPORTING PERSON*

           OO
-----------------------------------------------------------------------------
                   *SEE INSTRUCTIONS BEFORE FILLING OUT!





This Amendment No. 1 is filed on behalf of

        (1)    The TCW Group, Inc., a Nevada corporation ("TCWG");

        (2)    Robert A. Day, an individual;

        (3) TCW Investment Management Company, a California corporation and wholly-owned subsidiary of TCWG ("TIMCO");

        (4) TCW Advisors, Inc., a New York corporation and wholly-owned subsidiary of TIMCO ("TCW Advisors");

        (5) TCW Private Equity Holdings Corp., a New York corporation and wholly owned subsidiary of TCW Advisors ("TCW PEH");

        (6) Baeza & Co., L.L.C., a Delaware limited liability company wholly owned by Mario L. Baeza ("Baeza & Co.");

        (7)    Mario L. Baeza, an individual;

        (8) TCW/Latin America Partners, L.L.C., a Delaware limited liability company, the two members of which are TCW PEH and Baeza & Co. ("TCW/LAP");

        (9) TCW/Latin America Management Partners, L.L.C., a Delaware limited liability company, the managing member of which is TCW/LAP ("TCW/LAMP");

        (10) TCW/Latin America Private Equity Partners, L.P., a Delaware limited partnership of which TCW/LAMP is the general partner, acting through TCW/LAP ("TCW/LAPEP");

        (11) TCW/CCI Holding LLC, a Delaware limited liability company, wholly owned by TCW/LAPEP ("TCW/CCI").

TCWG, Robert Day, TIMCO, TCW Advisors and TCW PEH are referred to herein as the "TCW Related Entities". The TCW Related Entities and Baeza & Co., TCW/LAP, TCW/LAMP, TCW/LAPEP and TCW/CCI are hereinafter collectively referred to as the "Reporting Persons". The Amendment No. 1 filed on behalf of the Reporting Persons amends the Statement on Schedule 13D, dated October 28, 1999 (the "Schedule 13D") with respect to the Common Stock, par value $0.001 per share (the "Common Stock") of Convergence Communications, Inc., a Nevada corporation (the "Issuer"). Capitalized terms used but not defined herein shall have the meanings ascribed thereto in the Schedule 13D.


ITEM 3.    SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Item 3 is hereby supplemented as follows:

On November 16, 1999 the Issuer sold 1,333,333 shares of the Issuer's Series C Convertible Preferred Stock, par value $0.001 per share (the "Series C Preferred Stock") to TCW/CCI at a purchase price of $7.50 per share for an aggregate amount of $10,000,000 in cash. Substantially all the funds for the acquisition of such Series C Preferred Stock were obtained from the limited partners of TCW/LAPEP.

ITEM 5.    INTEREST AND SECURITIES OF THE ISSUER

Item 5 is hereby supplemented as follows:

        (a) As of the date of this Amendment No. 1 to the Schedule 13D, TCW/CCI holds 3,333,333 shares of Series C Preferred Stock, a currently exercisable Option to purchase 1,333,333 shares of Series C Preferred Stock (the "Option") and no shares of Common Stock. The Series C Preferred Stock votes on a one-for-one basis with the Common Stock and is convertible at the option of the holder on a one-for-one basis (subject to certain anti-dilution adjustments) into shares of Common Stock, and is subject to mandatory conversion on the same basis upon the occurrence of either of the following: (i) all the parties to the Shareholders Agreement (as defined in Item 6, below), acting together, transfer their Issuer securities for cash or publicly traded securities, or (ii) there occurs a registered public offering of the Issuer's securities meeting certain requirements. The Series C Preferred Stock held by TCW/CCI and the Series C Preferred Stock issuable upon the exercise of the Option, if converted into Common Stock, would represent approximately 28.45% of the Common Stock and, assuming the other shares of the Series C Preferred Stock (including those shares issuable on the exercise of other options for Series C Preferred Stock) were also converted into Common Stock, would represent approximately 18.40% of the Common Stock.

Each of the Reporting Parties, other than TCW/CCI, as a parent corporation or partnership or as a general partner or member of other Reporting Parties, may be deemed to beneficially own the Series C Preferred Stock. Each of TCWG, Robert Day, TIMCO, TCW Advisors, TCW PEH, Baeza & Co. and Mario L. Baeza disclaim beneficial ownership of the Series C Preferred Stock and any Common Stock reported herein and the filing of this Statement shall not be construed as an admission that such entities and individuals are the beneficial owners of any securities covered by this Statement.

Pursuant to Rule 13d-5(b)(1) promulgated under the Securities Exchange Act of 1934 (the "Exchange Act"), to the extent a "group" is deemed to exist by virtue of the Stockholders Agreement, each of the Reporting Persons would be deemed to have beneficial ownership, for purposes of Sections 13(g) and 13(d) of the Exchange Act, of all of the equity securities of the Issuer beneficially owner by the other parties to the Stockholders Agreement. Accordingly, the Reporting Persons would be deemed to beneficially own an aggregate of 25,358,748 shares of Common Stock, or approximately 96.97% of the outstanding shares of Common Stock (assuming the conversion of all the outstanding Series C Preferred Stock held by the parties to the Shareholders Agreement to Common Stock).

The filing of this Statement shall not be construed as an admission, for the purposes of Sections 13(g) and 13(d) and Regulation 13D-G of the Exchange Act nor for any other purpose or under any other provision of the Exchange Act or the rules promulgated thereunder, that any of the Reporting Persons is the beneficial owner of any securities owned by any other party to the Stockholders Agreement.

        (b) TCW/LAP as the person acting on behalf of TCW/LAMP, the general partner of TCW/LAPEP, and TCW/LAPEP, as the sole member of TCW/CCI, have the power to vote and dispose of the TCW/CCI Preferred Stock held by TCW/CCI. Therefore, TCW/LAP, TCW/LAMP, TCW/LAPEP and TCW/CCI collectively have the power to vote and dispose of the Series C Preferred Stock. In addition, TCW PEH and Baeza & Co., as the 50% owners of TCW/LAP, and Mr. Baeza, as the sole owner of Baeza & Co., may be deemed to beneficially own the Series C Preferred Stock. TCW PEH, Baeza & Co. and Mr. Baeza each disclaims beneficial ownership of the shares of the Series C Preferred Stock and any Common Stock reported herein and the filing of this Statement shall not be construed as an admission that any such entity is the beneficial owner of any securities covered by this statement.

TIMCO, as the parent corporation of TCW Advisors, TCW Advisors as the parent corporation of TCW PEH, TCWG, as the parent corporation of TIMCO, and Robert Day, the Chairman of the Board of TCWG, may be deemed to beneficially own the Series C Preferred Stock. TCW Advisors, TIMCO, TCWG and Mr. Day each disclaims beneficial ownership of the shares of the Series C Preferred Stock and any Common Stock reported herein and the filing of this Statement shall not be construed as an admission that any such entity is the beneficial owner of any securities covered by this statement.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Item 6 is hereby supplemented as follows:

On November 16, 1999, TCW/CCI received early termination of the waiting period requirements under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, satisfying the HSR Condition. Accordingly, the Option became exercisable on such date. On November 16, 1999, pursuant to the Stock Purchase Agreement, the Issuer sold to TCW/CCI 1,333,333 shares of Series C Preferred Stock; in addition, on such date, pursuant to a Participation Agreement, dated as of October 15, 1999, between the Issuer, TCW/CCI and certain other shareholders of the Issuer, the Issuer granted to TCW/CCI an additional warrant entitling TCW/CCI to purchase 333,333 shares of Common Stock of the Issuer, containing the same terms and conditions as the original warrant to purchase 500,000 shares of the Issuer granted to TCW/CCI on October 18, 1999.

The foregoing description of the agreements to which TCW/CCI is a party is qualified in its entirety by reference to such agreements, copies of which are filed as Exhibits hereto and incorporated herein by reference.


ITEM 7.    MATERIAL TO BE FILED AS EXHIBITS

Item 7 is hereby supplemented as follows:

Exhibit H      Warrant for the Purchase of Shares of Common Stock of
               Convergence Communications, Inc. dated November 16, 1999 issued to TCW/CCI Holding LLC.


After reasonable inquiry and to the best of its knowledge and belief, the undersigned certify that the information set forth in this Statement is true, complete and correct.


Dated as of this 22nd day of November, 1999.


THE TCW GROUP, INC.


By:  /s/ Susan Marsch
   ------------------------------------------
   Name:  Susan Marsch
   Title: Authorized Signatory


TCW INVESTMENT MANAGEMENT CO.


By:  /s/ Susan Marsch
   ------------------------------------------
   Name:  Susan Marsch
   Title: Authorized Signatory


TCW ADVISORS, INC.


By:  /s/ Susan Marsch
   ------------------------------------------
   Name:  Susan Marsch
   Title: Authorized Signatory


ROBERT A. DAY


By:  /s/ Susan Marsch
   ------------------------------------------
   Name:  Susan Marsch
   Title: Under Power of Attorney dated
          March 31, 1999, on file with
          Schedule 13G for Hibbett
          Sporting Goods, Inc., dated
          April 9, 1999


TCW PRIVATE EQUITY HOLDINGS CORP.


By:  /s/ Susan Marsch
   ------------------------------------------
   Name:  Susan Marsch
   Title: Authorized Signatory


BAEZA & CO. L.L.C.


By:  /s/ Mario L. Baeza
   ------------------------------------------
   Name:  Mario L. Baeza
   Title: Authorized Signatory


MARIO L. BAEZA


/s/ Mario L. Baeza
---------------------------------------------
    Mario L. Baeza


TCW/LATIN AMERICA PARTNERS, L.L.C.

By:  TCW PRIVATE EQUITY HOLDINGS CORP.

     By:  /s/ Susan Marsch
        -------------------------------------
        Name:  Susan Marsch
        Title: Authorized Signatory


By:  BAEZA & CO. L.L.C.

     By: /s/ Mario L. Baeza
        -------------------------------------
        Name:  Mario L. Baeza
        Title: Authorized Signatory


TCW/LATIN AMERICA MANAGEMENT PARTNERS, L.L.C.

By:  TCW/LATIN AMERICA PARTNERS, L.L.C.

     By:  TCW PRIVATE EQUITY HOLDINGS CORP.

          By:  /s/ Susan Marsch
             --------------------------------
             Name:  Susan Marsch
             Title: Authorized Signatory


     By:  BAEZA & CO. L.L.C.

          By: /s/ Mario L. Baeza
             --------------------------------
             Name:  Mario L. Baeza
             Title: Authorized Signatory


TCW/LATIN AMERICA PRIVATE EQUITY PARTNERS

By:  TCW/LATIN AMERICA PARTNERS, L.L.C.

     By:  TCW PRIVATE EQUITY HOLDINGS CORP.

          By:  /s/ Susan Marsch
             --------------------------------
             Name:  Susan Marsch
             Title: Authorized Signatory


     By:  BAEZA & CO. L.L.C.

          By:  /s/ Mario L. Baeza
             --------------------------------
             Name:  Mario L. Baeza
             Title: Authorized Signatory


TCW/CCI HOLDING L.L.C.


By:  /s/ Mario L Baeza
   ------------------------------------------
   Name:  Mario L. Baeza
   Title: Authorized Signatory